Exhibit 21.1

Subsidiary	Location
Wayfair LLC	U.S.
CastleGate Logistics Inc.	U.S.
CastleGate Trade Services LLC	U.S.
SK Retail, Inc.	U.S.
Wayfair Maine LLC	U.S.
Wayfair Transportation LLC	U.S.
Wayfair Securities Corporation	U.S.
Fariway Insurance Inc.	U.S.
Wayfair Stores Limited	Republic of Ireland
Wayfair (UK) Limited	United Kingdom
Wayfair Deutschland Ltd. & Co. KG	Germany
CastleGate Logistics Canada Inc.	Canada
Wayfair Canada ULC	Canada
CastleGate Logistics Hong Kong Limited	Hong Kong
Wayfair (BVI) Ltd.	British Virgin Islands
Wayfair Shanghai Ltd.	China
Wayfair Poland sp. z o.o.	Poland